SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 2, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 2, 2008, the Company reported that its Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held on October 31, 2008 at 1:00 pm, Buenos Aires time, at its headquarters at Bolivar 108, 1st floor, Autonomous City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to approve and sign the shareholders’ meeting minutes.-

2. Consideration of the documentation provided for in section 234, subsection 1 of Law 19,550, relating to the fiscal year ended June 30, 2008.-

3. Consideration of the Board’s performance.-

4. Consideration of the Surveillance Committee’s performance.-

5. Treatment and allocation of results of the fiscal year ended June 30, 2008, which recorded a $54,875,000 profit (Pesos fifty four million eight hundred and seventy five thousand).-

6. Consideration of the compensation payable to the Board of Directors in respect of the year ended June 30, 2008. in the amount of $4,177,483.- (PESOS FOUR MILLION, ONE HUNDRED AND SEVENTY SEVEN THOUSAND, AND FOUR HUNDRED AND EIGHTY THREE THOUSAND) in excess of the amount of $1,348,536,- (PESOS ONE MILLION THREE HUNDRED AND FORTY EIGHT THOUSAND, AND FIVE HUNDRED AND THIRTY SIX), surpassing the limit of FIVE PERCENT (5%) of profits fixed by section 261 of Law N° 19,550 and the Regulations of the Argentine Securities Commission (“CNV”), in view of the proposal not to distribute dividends.-

7. Consideration of the compensation payable to the Surveillance Committee in respect of the year ended June 30, 2008.-

8. Determination of the number of Regular Directors and alternate directors, if the case may be, and election thereof.-

9. Appointment of the regular and alternate members of the Surveillance Committee.-

10. Appointment of the Certifying Accountant for the next fiscal year and determination of the compensation payable thereto.-

11. Updating of the report relating to the shared services agreement.-

12. Treatment of the tax on the shareholders’ personal assets, paid by the company in its capacity of substitute taxpayer.-

13. Renewal of the Delegation to the Board of Directors of the power to fix the determination of the timing and issuance currency, term, price, manner and payment conditions and interest rates, use of proceeds and remaining terms pursuant to what was approved by the shareholders general meeting, dated 10-31-06, with respect to the issuance of the notes under the program of global notes, according to the provisions of the section 9 of the 23.576 Act.-

Note: The Company’s record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362 C.A.B.A. and therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by CVSA and to submit same for purposes of its deposit at Florida 537, 18th Floor, C.A.B.A.(4322-0033) from 10:00 a.m. to 6:00 p.m. not later than October 04, 2008. Depositors shall be provided with the relevant Shareholders’ Meeting admission evidences. Upon dealing with items 11) through 13) the shareholders’ meeting shall qualify as an extraordinary meeting, and a quorum of 60% shall be required. The First Vice-Chairman elected pursuant to minutes of the Shareholders’ Meeting held on October 31, 2006 and Board Meeting held on November 3, 2006, for the distribution of offices exercising the chairmanship pursuant to minutes dated October 2, 2008

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: October 2, 2008.